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                                April 26, 2023

       Zhuang Richun
       Chief Executive Officer
       Kun Peng International Ltd.
       1F, Building 3, No 1001 Huihe South Street
       Banbidian Village
       Gaobeidian Town, Chaoyang District
       Beijing , PRC

                                                        Re: Kun Peng
International Ltd.
                                                            Annual Report on
Form 10-K
                                                            Filed December 29,
2022
                                                            File No. 333-169805

       Dear Zhuang Richun:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K filed on December 29, 2022

       Regulatory Overview - Legal and Operational Risks, page 5

   1. Please revise your disclosure to explain whether the VIE structure is used to provide investors with exposure
to foreign investment in China-based companies where Chinese law prohibits direct
foreign investment in the operating companies. For each risk factor listed here, please
provide a cross reference to the specific page that the risk factor starts on in your filing. A
general reference to the page number of the beginning of the risk factors section is not
sufficient for this purpose.
   2.                                                   Please provide
prominent disclosure about the legal and operational risks associated with being based in or
having the majority of the company   s operations in China. Your
                                                        disclosure should make
clear whether these risks could result in a material change in your
 Zhuang Richun
Kun Peng International Ltd.
April 26, 2023
Page 2
         operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
         how recent statements and regulatory actions by China   s government,
such as those
         related to the use of variable interest entities and data security or anti-monopoly concerns,
         have or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on a U.S. or other foreign exchange. Please disclose the location of
         your auditor   s headquarters and whether and how the Holding Foreign
Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to shareholders which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.
4. Please amend your disclosure here and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.
5. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred.
6. We note your disclosure in your first bullet point that the VIE agreements provides you with "effective control over and enable us to obtain substantially all of the economic benefits arising from these business operations." You make similar disclosures in your fourth bullet point here and on page 9 under the caption "Contractual Arrangements" and in other disclosures in your filing. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure
FirstName LastNameZhuang Richun
       should clarify that you are the primary beneficiary of the VIE for accounting purposes.
Comapany    NameKun
       Please           Peng International
               also disclose,                 Ltd.
                              if true, that the VIE agreements have not been
tested in a court of
       law.
April 26, 2023 Page 2
FirstName LastName
 Zhuang Richun
FirstName   LastNameZhuang
Kun Peng International Ltd. Richun
Comapany
April       NameKun Peng International Ltd.
       26, 2023
April 326, 2023 Page 3
Page
FirstName LastName
7. We note your disclosure of your legal and operational risks. Please include here and provide a risk factor that specifically addresses the risk arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, for each category of risks identified here, please provide a cross-reference to the more detailed discussion of these risks in the risk factor section of your filing.
Contractual Arrangements, page 9

8. Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. We note that you have include a diagram illustrating our corporate structure. Please revise your diagram to include a dotted line to designate your relationship with your VIE rather than a solid line.
Our Business, page 11

9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
10. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed
         consolidating schedule that disaggregates the operations and depicts the financial position,
 Zhuang Richun
FirstName   LastNameZhuang
Kun Peng International Ltd. Richun
Comapany
April       NameKun Peng International Ltd.
       26, 2023
April 426, 2023 Page 4
Page
FirstName LastName
         cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and is aggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated.
         The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Regulations, page 19

11. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve the VIE   s
operations, and state
         affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
12. We note that the CSRC has recently announced regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. Revise your disclosure to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.
Item 1A. Risk Factors, page 25

13. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your
         PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
14.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material
 Zhuang Richun
Kun Peng International Ltd.
April 26, 2023
Page 5
         change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. ..., page 34

15. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Our shares may be delisted under the Holding Foreign Companies Accountable Act if the
PCAOB is unable to inspect our auditors. ..., page 37

16. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities. In addition, please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, which, if enacted, would decreases the
         number of consecutive    non-inspection years    from three years to
two years, and thus,
         would reduces the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 48

17. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
       State whether any transfers, dividends, or distributions have been made to date between
FirstName LastNameZhuang Richun
       the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify
Comapany    NameKun
       the amounts    Pengapplicable.
                    where    International Ltd. cross-references to the
condensed consolidating
                                        Provide
       schedule
April 26,       and the
          2023 Page  5 consolidated financial statements.
FirstName LastName
 Zhuang Richun
FirstName   LastNameZhuang
Kun Peng International Ltd. Richun
Comapany
April       NameKun Peng International Ltd.
       26, 2023
April 626, 2023 Page 6
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services